RWE

RECEIVED

2007 JUN 15 A 6:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4018

May 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934**


07024514

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification of shareholdings in RWE AG pursuant to Sec. 26, Para. 1 of the German Securities Trading Act (WpHG), which we published today.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

ppa - Dr. Döss-

ppa - Alphéus-

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

**RWE Aktiengesellschaft**

**Essen**

**Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution**

On 30 May 2007 Capital Research and Management Company, Los Angeles, USA has informed us pursuant to sections 21 (1) and 22 (1) sent. 1 no. 6 WpHG of the following: Capital Research and Management Company's stake in the voting rights in RWE AG, Essen, Deutschland, ISIN: DE0007037129, WKN: 703712 exceeded the threshold of 5 % as of 24 May 2007. On that date, Capital Research and Management Company held 5.12 % in relation to all voting rights in RWE AG and 5.12 % in relation to all ordinary shares (Stammaktien) with voting rights in RWE AG arising from 26,807,500 ordinary shares. 5.12 % of all voting rights in RWE AG (voting rights arising from 26,807,500 ordinary shares) were attributed to Capital Research and Management Company pursuant to section 22 (1) sent. 1 no. 6 WpHG.

RWE Aktiengesellschaft

Executive Board

END